Exhibit 99.1

KANZHUN LIMITED Announces Results of Annual General Meeting

BEIJING, CHINA, December 14, 2022 (GLOBE NEWSWIRE) -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ), a leading online recruitment platform in China, announced that its annual general meeting (the “AGM”) of shareholders was held in Beijing today and that all the proposed resolutions submitted for shareholders’ approval set out in the notice of the AGM were duly adopted at the AGM. After the adoption of the proposed resolutions, all corporate authorizations and actions contemplated thereunder were approved, include the following, each of which was adopted as a special resolution:

1. Conditional upon and with effect from the consummation of the Company’s proposed listing on The Stock Exchange of Hong Kong Limited, the authorized share capital of the Company be varied as follows: all the authorized shares of a par value of US$0.0001 each of such class or classes (however designated) as the directors of the Company may determine in accordance with Article 9 of the Fourteenth Amended and Restated Memorandum and Articles of Association of the Company (whether issued or unissued) in the authorized share capital of the Company be re-designated on an one-for-one basis as Class A ordinary shares of a par value of US$0.0001 each, such that following the re-designation, the authorized share capital of the Company will be US$200,000 divided into (i) 1,800,000,000 Class A Ordinary Shares, and (ii) 200,000,000 Class B ordinary shares of a par value of US$0.0001 each;

2. Conditional upon and with effect from the consummation of the Company’s proposed listing on The Stock Exchange of Hong Kong Limited, the Fourteenth Amended and Restated Memorandum and Articles of Association of the Company be amended and restated by the deletion in their entirety and by the substitution in their place of the Fifteenth Amended and Restated Memorandum of Association and Articles of Association in the form as attached to the notice of the AGM; and

3. 看準科技有限公司 is adopted as the dual foreign name of the Company, with effect immediately.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. Established eight years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar

Exhibit 99.1

statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

THE PIACENTE GROUP, INC.

Email: kanzhun@tpg-ir.com